UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                         KERZNER INTERNATIONAL LIMITED
-------------------------------------------------------------------------------
                               (Name of Issuer)

                      Ordinary Shares ($0.001 par value)
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   P8797T13
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            Richard M. Levine, Esq.
                 Executive Vice-President and General Counsel
                         Kerzner International Limited
                                 Coral Towers
                           Paradise Island, Bahamas
                                (242) 363-6000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 20, 2006
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8797T13                     13D                   Page 2 of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Solomon Kerzner
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South African
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,912,019(1)(2)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,795,794(1)(2)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,912,019(1)(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     10.65%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

(1) Total shares beneficially owned by Mr. Kerzner as of the date hereof consists of (i) 3,795,794 ordinary shares held for the account of World Leisure Group Limited, a British Virgin Islands holding company ("WLG") and
(ii) 116,225 ordinary shares over which WLG has the right to vote through certain proxy arrangements with Sun International Limited, a company organized under the laws of South Africa. WLG is owned and controlled by the Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands ("KFT"), and the Howard B. Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands ("HBKFT"). Both KFT and HBKFT are controlled by Mr. Kerzner.

(2) See Item 5.

Item 1.  Security and Issuer

          This amendment to this Schedule 13D ("Statement") is related to the ordinary shares, $.001 par value per share (the "Ordinary Shares") of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of The Bahamas ("Kerzner"). The address of the principal executive offices of Kerzner is Coral Towers, Paradise Island, The Bahamas.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:


(a) - (b)  This Statement is filed on behalf of Solomon Kerzner. Mr. Kerzner's business address is Kerzner International Limited, Executive Offices, Coral Towers, Paradise Island, The Bahamas.

(c) Mr. Kerzner is Chairman of the Board of Directors of Kerzner, Coral Towers, Paradise Island, The Bahamas, and Chairman of the Board of Directors of WLG, Trident Trust Company Limited, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Mr. Kerzner controls KFT and HBKFT.

(d) - (e)  Mr. Kerzner has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Kerzner is a citizen of South Africa.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

Mr. Kerzner sold 200,000 Ordinary Shares beneficially owned by him subsequent to June 14, 2005.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

          On March 17, 2006, K-Two Holdco Limited, a newly formed International Business Company organized under the laws of the Bahamas and controlled by Mr. Kerzner, Howard B. Kerzner, Istithmar PJSC ("Istithmar"), and investment funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 ("Whitehall"), Colony Capital Acquisitions, LLC, Providence Equity Partners, Inc., and The Related Companies, L.P., submitted to Kerzner's board of directors, a proposal to acquire all of the outstanding Ordinary Shares (the "Proposal"). On March 20, 2006, a special committee of independent directors (the "Special Committee") consisting of Peter Buckley, Howard Marks, Eric Siegel and Heinrich von Rantzau, which was formed to, among other things, consider the terms and conditions of the Proposal, unanimously recommended that Kerzner's full board of directors approve the Agreement and Plan of Merger, dated March 20, 2006 (the "Merger Agreement"), among Kerzner, K-Two Holdco Limited ("Parent"), and K-2 Subco Limited, a wholly-owned subsidiary of Parent ("Merger Sub"), and on March 20, 2006, upon receipt of the recommendation of the Special Committee, the board of directors approved the Merger Agreement.

          Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into Kerzner (the "Merger") with Kerzner continuing as the surviving corporation. At the effective time of the Merger, each then outstanding Ordinary Share (except for any Ordinary Shares owned by Parent, Merger Sub, Kerzner or any of Kerzner's wholly-owned subsidiaries which will be cancelled at the effective time of the Merger and any Ordinary Shares held by holders who have properly exercised dissenters' right) will be converted into the right to receive $76.00 in cash, without interest (the "Merger Consideration").

          Concurrently with the execution of the Merger Agreement, WLG entered into an equity rollover letter, pursuant to which, and subject to the conditions set forth therein, immediately prior to the effective time of the Merger, in exchange for capital stock of Parent, WLG, Mr. Kerzner and Howard
B. Kerzner will transfer, contribute and deliver to Newco an aggregate of 3,289,474 Ordinary Shares (including 500,000 shares held by Howard B. Kerzner, which are further described in Item 5 and which are not reflected on rows (7) though (11) and (13) on the cover page to this Statement), which shares will be cancelled and retired in the Merger and will not be entitled to receive the Merger Consideration.

          In addition, concurrently with the execution of the Merger Agreement, at the specific request of Kerzner, and as an inducement to Kerzner's willingness to enter into the Merger Agreement, WLG, Mr. Kerzner and Howard B. Kerzner entered into a voting agreement with Kerzner. The voting agreement, the Merger Agreement and the equity rollover agreement will be described and filed as Exhibits in an amendment to this Schedule 13D which will be filed as promptly as practicable.

          Other than as described above, Mr. Kerzner does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) to (j) of Item 4 of Schedule 13D, although Mr. Kerzner reserves the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)  Mr. Kerzner:

         Sole Voting Power:         3,912,019
         Shared Voting Power:       0
         Sole Dispositive Power:    3,795,794
         Shared Dispositive Power:  0

          Rows (7) through (11) and (13) of the cover page to this Statement are hereby incorporated by reference. Mr. Kerzner beneficially owns an aggregate of 3,912,019 Ordinary Shares, which represents 10.65% of the Ordinary Shares outstanding. For purposes of calculating the percentages set forth in this Item 5, the number of Ordinary Shares outstanding is assumed to be 36,718,698 (which is the number of Ordinary Shares which Kerzner represented in the Merger Agreement were outstanding on March 20, 2006). The 3,912,019 Ordinary Shares beneficially owned by Mr. Kerzner consist of (i) 3,795,794 Ordinary Shares held for the account of WLG and (ii) 116,225 Ordinary Shares over which WLG has the right to vote through certain proxy arrangements with Sun International Limited.

          In addition, as a result of the matters described in Item 4 above, Mr. Kerzner may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act with Istithmar, Whitehall and Howard B. Kerzner. As a result, Mr. Kerzner may be deemed to beneficially own the Ordinary Shares beneficially owned by Istithmar, Whitehall and Howard B. Kerzner. Based on information supplied by Istithmar and Howard B. Kerzner, respectively, as of March 20, 2006, Istithmar beneficially owned 4,500,000 Ordinary Shares and Howard B. Kerzner beneficially owned 500,000 Ordinary Shares (excluding any Ordinary Shares beneficially owned by Mr. Kerzner which may be deemed to be beneficially owned by Istithmar or Howard B. Kerzner). Mr. Kerzner will file by amendment to this Schedule 13D share ownership information from Whitehall when it is received from Whitehall. The Ordinary Shares beneficially owned by Mr. Kerzner, Istithmar and Howard B. Kerzner represent 25.87% of the Ordinary Shares outstanding. Mr. Kerzner disclaims beneficial ownership over all Ordinary Shares beneficially owned by Istithmar, Whitehall or Howard B. Kerzner.

(c) Mr. Kerzner has not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by Mr. Kerzner other than KFT and HBKFT.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

          The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2006


                                            By:  /s/ Solomon Kerzner
                                               --------------------------------
                                               Name:  Solomon Kerzner